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                           DRINKER BIDDLE & REATH LLP
                              1345 Chestnut Street
                                   Suite 1100
                             Philadelphia, PA 19107
                                 (215) 988-2700
                               Fax (215) 988-2757


                                                                     EXHIBIT (i)



                                  June 25, 1998



Pacific Horizon Funds, Inc.
400 Bellevue Parkway
Wilmington, Delaware 19809

      Re:   Pacific Horizon Funds, Inc. - Shares of Common Stock


Ladies and Gentlemen:

      We have acted as counsel to Pacific Horizon Funds, Inc., a Maryland corporation (the "Company"), in connection with the registration by the Company of its shares of common stock, par value $.001 per share, under the Securities Act of 1933, as amended.

      The Articles of Incorporation of the Company authorize the issuance of four hundred billion (400,000,000,000) shares of common stock. The Board of Directors of the Company has the power to classify or reclassify any authorized shares of common stock into one or more classes of shares and to divide and classify shares of any class into one or more series of such class. Pursuant to such authority, the Board of Directors (i) has previously classified three hundred thirty-four billion, five hundred million (334,500,000,000) of such authorized shares into seventy-two (72) classes (the "Classes"), each Class representing interests in a separate portfolio of investments (the "Portfolios"), and (ii) has classified each Class of shares into one or more of ten series of shares, known as Pacific Horizon Shares, Horizon Service Shares, Horizon Shares, S Shares, X Shares, Y Shares, A Shares, B Shares, K Shares and SRF Shares (the "Series"). Shares of Common stock of the Classes and Series are referred to herein as the "Shares". The Board has previously authorized the issuance of Shares to the public.
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Pacific Horizon Funds, Inc.
June 25, 1998
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      We have reviewed the Company's Articles of Incorporation, as amended and supplemented (the "Articles of Incorporation"), Amended and Restated By-Laws (the "By-Laws"), resolutions of its Board of Directors and shareholders, and such other legal and factual matters as we have deemed appropriate.

      This opinion is based exclusively on the Maryland General Corporation Law and the federal law of the United States of America.

      We have also assumed the following for this opinion:

      1. The Shares have been, and will continue to be, issued in accordance with the Company's Articles of Incorporation and By-Laws and resolutions of the Company's Board of Directors and shareholders relating to the creation, authorization and issuance of the Shares.

      2. The Shares have been, or will be, issued against consideration therefor as described in the Company's prospectuses relating thereto, and such consideration was, or will be, in each case at least equal to the applicable net asset value and the applicable par value.

      3. The number of outstanding Shares has not and will not exceed the number of Shares authorized for the particular Class or Series.

      On the basis of the foregoing, it is our opinion that (i) the Shares outstanding on the date hereof have been validly and legally issued and are fully paid and non-assessable by the Company and (ii) any Shares issued and sold after the date hereof will be validly and legally issued, fully paid and non-assessable by the Company.

      We advise you that W. Bruce McConnel, III, a partner of this firm, is Secretary of the Company.

      We hereby consent to the filing of this opinion as an exhibit to Post-Effective Amendment No. 60 to the Company's Registration Statement on Form N-1A.

                                    Very truly yours,





                                    /s/ DRINKER BIDDLE & REATH LLP
                                    --------------------------------
                                    Drinker Biddle & Reath LLP